H.S. Sangra
5000.148
(604) 692-3022
hsangra@sangramoller.com
November 4, 2009
VIA EDGAR AND FACSIMILE
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Cathey Baker
Dear Sirs/Mesdames:
Re:	Mercer International Inc. (the “Company”) Registration Statement on Form S-3 Filed on October 19, 2009 — File No. 333-159617

We act as counsel for the Company and write in connection with the letter dated October 29, 2009 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the Company’s Registration Statement on Form S-3 filed with the Commission on October 19, 2009 (File No. 333-159617). On behalf of the Company, we provide the following response to your comment. For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.
Form S-3
1.	Please advise us of the basis on which you are conducting the offering on Form S-3. Based on recent market prices and shares held by non-affiliates, it appears that the company’s market float is less than $75 million.
The Company respectfully submits that in accordance with the calculation method described in General Instruction I.B.1 to Form S-3 (“Instruction I.B.1”) the Company’s market float is in excess of the $75 million threshold required to utilize Form S-3.
Instruction I.B.1 provides, in part, that: (i) Form S-3 may be used for a primary offering where the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more; and (ii) the aggregate market value

November 3, 2009

may be computed by using the last price at which such common equity was last sold as of a date within 60 days prior to the date of filing.
The Company’s shares of common stock, par value $1.00 per share (the “Shares”) are listed on the NASDAQ Global Market (“NASDAQ”) and the Toronto Stock Exchange, with NASDAQ being the primary trading market for the Shares. According to data obtained from NASDAQ, on September 22, 2009, the last sale price of the Shares was $3.73. In addition, as of October 19, 2009 (the “Filing Date”), the Company had 36,443,487 Shares issued and outstanding. As a result, according to the calculation established in Instruction I.B.1, the Company has an aggregate market value (held by both affiliates and non-affiliates) of $135,934,206.50.1
Of the 36,443,487 Shares currently outstanding an aggregate of 2,215,004 are held by persons the Company considers to be affiliates. Accordingly, even when the Shares held by affiliates are excluded, the aggregate market value of the Shares held by non-affiliates of the Company still exceeds the $75 million Form S-3 eligibility requirement.
Affiliate Status
The term “affiliate” is defined under Rule 405 (“Rule 405”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”2 Furthermore, Rule 405 defines the concept of “control” as the “possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.”3
In addition, the Commission’s Division of Corporation Finance has previously articulated that “a person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such a person is a control person or member of a controlling group of persons”, and that his or her status as an officer, director or 10% shareholder is only one fact which must be taken into consideration.4 The Commission also stated that “an individual’s status as a control person or as a member of a controlling group is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405.”5
As a result, whether a person who meets one or more of the three criteria for presumed affiliate status, officers, directors or beneficial owners of 10% or more of the then outstanding Shares, is actually a controlling person of the Company depends on the facts and circumstances of each particular case, as examined in accordance with the test of “control” set forth in Rule 405.
Share Ownership
Directors and Officers
The following table sets forth information regarding the ownership of the Shares as of the Filing Date by each of the Company’s directors, Chief Executive Officer, Chief Financial Officer, the Company’s three other most highly compensated executive officers and all of the Company’s directors and executive officers as a group.

[1]	Based on 36,443,487 Shares outstanding.

[2]	17 C.F.R. Section 230.405

[3]	Id.

[4]	American Standard, SEC No-Action Letter, [1972-1973Transfer Binder] Fed. Sec. L. Rep. (CCH) para. 79,071, at 82,313 (Oct. 4,1972).

[5]	Id.

November 3, 2009

	Number of
	Outstanding Shares	Percent of
Name of Owner	Owned	Outstanding Shares(1)
Jimmy S.H. Lee	1,679,679	4.6%
Kenneth A. Shields	118,000	*
Guy W. Adams	24,000	*
William D. McCartney	19,000	*
Graeme A. Witts	31,685	*
Eric Lauritzen	40,500	*
George Malpass	39,000	*
David M. Gandossi	120,000	*
Wolfram Ridder	20,000	*
Leonhard Nossol	50	*
Claes-Inge Isacson	15,000	*
Directors and Executive Officers as a Group (16 persons)	2,215,004	6.1%

*	Less than one percent (1%) of issued and outstanding Shares.

(1)	Based on 36,443,487 Shares outstanding on the Filing Date.
Largest Beneficial Owners of Outstanding Shares
The following table sets forth information regarding the beneficial ownership of the Shares as of the Filing Date by each holder of the Shares known by the Company to own more than five percent (5%) of the outstanding Shares.

Name and Address of Owner	Number of Shares Owned	Percent of Shares Outstanding(6)
Peter R. Kellogg(1)	8,046,394	22.1%
120 Broadway, 6th Floor New York, NY 10271
Platinum Investment Management Ltd.(2)	5,669,847	15.6%
Level 4, 55 Harrington Street Sydney, NSW 2000, Australia
Harbinger Capital Partners Master Fund I, Ltd.(3)	1,995,100	5.5%
Third Floor Bishop’s Square Redmond’s Hill, Dublin 2, Ireland
Franklin Resources, Inc.(4)	1,982,388	5.4%
One Franklin Parkway San Mateo, CA 94403
William R. Huff(5)	1,841,701	5.1%
67 Park Place Morristown, NJ 07960

(1)	Based on a Form 4 (the “Kellogg September Form 4”) filed on September 29, 2008 jointly with IAT Reinsurance Co Ltd. (“IAT Reinsurance”). Does not include 1,645,161 Shares issuable upon conversion of the Company’s 8.5% senior subordinated convertible notes due October 2010 (the "Convertible Notes”).

(2)	Based on a Schedule 13G filed on February 11, 2009.

(3)	Based on a Schedule 13G filed on September 21, 2009 jointly with Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip Falcone.

(4)	Based on a Schedule 13G filed February 9, 2009 jointly with Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC. Does not include 903,210 Shares issuable upon conversion of the Convertible Notes.

(5)	Based on a Schedule 13G filed on December 19, 2008.

(6)	The percentage of outstanding Shares is calculated out of a total of 36,443,487 Shares issued and outstanding on the Filing Date.

November 3, 2009

Analysis
The Company considers the Shares held by directors and executive officers to be Shares held by affiliates of the Company. After excluding such Shares, the Company has 34,228,483 outstanding Shares held by non-affiliates, representing an aggregate market value of $127,672,241.60.
The Company respectfully submits that when applying the control test in Rule 405 in the context of federal jurisprudence, Commission actions and the Company’s current situation, the largest beneficial owners of the Shares should not be considered affiliates of the Company.
Control depends in part on the influence of the individual and stock ownership is but one aspect of control.6 Specifically, federal courts have held that the determination of whether a person is an affiliate depends upon “the totality of the circumstances, including an appraisal of the influence upon management and policies of a corporation by the person involved.”7
Since acquiring Shares of the Company, neither Peter Kellogg nor his affiliated company, IAT Reinsurance, has exerted any control or influence over the Company’s board of directors, or the Company’s management even though Mr. Kellogg owns over eight million Shares. According to his filed Kellogg September Form 4, Mr. Kellogg himself directly owns only 160,162 Shares. Furthermore, both the Kellogg September Form 4 and the most recent Schedule 13G filed by Peter Kellogg and IAT Reinsurance, dated December 31, 2007, explicitly state that Peter Kellogg “disclaims beneficial ownership” of the Shares held by IAT Reinsurance or its subsidiaries. The percentage of share ownership is not dispositive of affiliate status for purposes of Rule 405.
Although Platinum Investment Management Ltd. (“Platinum”) has beneficial interest in over 10% of the outstanding Shares, such holdings represent only a very small component of a significant worldwide investment portfolio. Platinum is a large Australian based fund manager which currently manages in excess of $14 billion in investments around the world. In addition, Platinum has never exerted, or attempted to exert, any control or influence over the Company’s management or board of directors. Further, since Platinum is not the largest shareholder of the Company and has no connection to Peter Kellogg or any material shareholder, director or officer of the Company, it is highly unlikely that they would have the ability to exert control or influence over the Company.
Similarly, the Shares held by Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger”) and Franklin Resources, Inc. (“Franklin”) represent only a small portion of significant worldwide investment portfolios. In addition, the Shares held by Harbinger and Franklin represent only 5.5% and 5.4% of the outstanding Shares, respectively, each well below 10% of the total Shares outstanding. Harbinger also only recently acquired its Shares on September 9, 2009 and both Harbinger and Franklin have never attempted to exert any control or influence over the Company’s board of directors, or the Company’s management. Further, given the fact that they have no connection to each other or to any other shareholder, director or officer of the Company and individually hold only a small percentage of the outstanding Shares; it is also very unlikely that they would have the ability to exert any such control or influence over the Company.
Finally, William R. Huff holds only a very small percentage of Shares (5.1%), has no connection to any other shareholder, director or officer of the Company and has also not attempted to control or exert any influence over the Company’s management and operations.

[6]	United States v. Corr, 543 F.2d 1042, 1050 (2d Cir. 1976).

[7]	U.S. v. Sprecher, 783 F.Supp. 133, 159 (S.D.N.Y. 1992).

November 3, 2009

Conclusion
Based on the foregoing, the Company respectfully submits that only the 2,215,004 Shares held by its officers and directors should be considered to be held by affiliates of the Company and excluded for purposes of the $75 million market float requirement of Instruction I.B.1. After exclusion of such Shares, the Company has a market float of $127,672,241.59 and satisfies the requirement to utilize Form S-3.
The Company further submits that even if Peter Kellogg were determined to be an affiliate of the Company and by reason thereof Form S-3 eligibility was calculated by excluding the 8,046,394 Shares attributable to Mr. Kellogg, the Company would have 26,182,089 Shares outstanding not held by affiliates and an aggregate market value of $97,659,191.97, thus satisfying the Form S-3 threshold.
We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Andrew Bond at (604) 692-3059.
Yours truly,
SANGRA MOLLER LLP

Per:	/s/ Harjit S. Sangra
Harjit S. Sangra

Per:	/s/ Andrew J. Bond
Andrew J. Bond
California State Bar No. 257763 Washington State Bar No. 39502

bmj/ab
cc.	Mercer International Inc. Attention: Jimmy S.H. Lee David M. Gandossi

David Wilson, Esq. David Wright Tremaine LLP